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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____2_____)*

Bone Care International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

098072101
(CUSIP Number)

January 24, 2000
(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	098072101

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above Persons (entities only).
Richard B. Mazess, Ph.D.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3. SEC Use Only

4. Citizenship or Place of Organization
	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	1,508,760

	6. Shared Voting Power	1,601,950

	7. Sole Dispositive Power	1,508,760

	8. Shared Dispositive Power	1,601,950

9. Aggregate Amount Beneficially Owned by Each Reporting Person		3,110,710

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (11)		22.6%

12. Type of Reporting Person (See Instructions)
IN

CUSIP No.	098072101

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above Persons (entities only).
Marilyn Mazess

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3. SEC Use Only

4. Citizenship or Place of Organization
	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0

	6. Shared Voting Power	1,601,950

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	1,601,950

9. Aggregate Amount Beneficially Owned by Each Reporting Person		1,601,950

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		X

11. Percent of Class Represented by Amount in Row (11)		11.6%

12. Type of Reporting Person (See Instructions)
IN

Item 1.(a) Name of Issuer

Bone Care International, Inc.

Item 1.(b) Address of Issuer's Principal Executive Offices

1600 Aspen Commons, Middleton, Wisconsin 53562

Item 2.(a) Name of Person Filing

    Richard B. Mazess, Ph.D.
    Marilyn Mazess

Item 2 (b) Address of Principal Business Office or, if none, Residence

    1600 Aspen Commons

    Middleton, Wisconsin 53562

    3534 Blackhawk Drive

Madison, Wisconsin 53705

Item 2 (c) Citizenship

(a)-(b) United States

Item 2 (d) Title of Class of Securities

Common Stock, no par value

Item 2 (e) CUSIP Number

098072101

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15

U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(12U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section

3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Richard B. Mazess, Ph.D.

(a) Amount beneficially owned: ___3,110,710__________________.

(b) Percent of class: ____22.6%________________________.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote __1,508,760_________..

(ii) Shared power to vote or to direct the vote __1,601,950________________.

(iii) Sole power to dispose or to direct the disposition of __1,508,760_______________.

(iv) Shared power to dispose or to direct the disposition of __1,601,950_____________.

(a) Marilyn Mazess

(a) Amount beneficially owned: ___1,601,950__________________.

(b) Percent of class: ____11.6%________________________.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote __0_________..

(ii) Shared power to vote or to direct the vote __1,601,950________________.

(iii) Sole power to dispose or to direct the disposition of __0_______________.

(iv) Shared power to dispose or to direct the disposition of __1,601,950_____________.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Dr. Mazess holds a total of 587,500 shares as custodian for his children (337,500 shares (2.5%) and 250,000 shares (1.8%), respectively). The children would have a right to receive the proceeds from a sale upon attaining majority.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001
Date

/s/ Richard B. Mazess, Ph.D.
Signature

Richard B. Mazess, Ph.D.
Name / Title

February 13, 2001
Date

/s/ Marilyn Mazess
Signature

Marilyn Mazess
Name / Title

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